Exhibit 99.7

858 Beatty Street Suite 501 Vancouver, B.C. Canada V6B 1C1 Phone: (604) 895-2700 www.westfraser.com

NEWS RELEASE

WEST FRASER TIMBER CO. LTD.

Thursday, February 11, 2021

West Fraser Announces 2020 Annual and Fourth Quarter Results

Initiates Normal Course Issuer Bid

Dividend Declared

Vancouver, B.C. - West Fraser Timber Co. Ltd. (“West Fraser”, “we”, “us”, “our”, or the “Company”) (TSX and NYSE both under the trading symbol WFG) today reported the fourth quarter and annual results of 2020. All dollar amounts in this news release are expressed in Canadian dollars.

Despite a year filled with uncertainty, West Fraser maintained its strategy and delivered strong results. We minimized COVID-19 related business disruptions, thanks to our focus on workplace safety and the agility of our people and operations, and benefitted from strong demand for our products. The acquisition of Norbord Inc. (“Norbord”) was completed on February 1, 2021. Norbord’s complementary products and operations expand West Fraser’s geographic and product diversification and positions the Company as a leading wood-based building products producer. Except where specifically noted, the financial information set out in this news release relates solely to West Fraser prior to giving effect to the acquisition of Norbord.

Fourth Quarter

•	Sales of $1.689 billion in the quarter

•	Earnings of $366 million or 22% of sales

•	Adjusted EBITDA of $544 million

•	A quarterly cash dividend of $0.20 declared

•	Additional export duty recovery of $124 million for the finalization of the 2017 and 2018 administrative review

2020

•	Sales of $5.850 billion in the year

•	Earnings of $776 million or 13% of sales

•	Adjusted EBITDA of $1.460 billion

•	Cash provided by operating activities of $1.295 billion

•	Invested $241 million in capital projects

•	Year-end liquidity strong at $1.619 billion and net debt to capital ratio at 2%

Recent Developments

On February 1, 2021, we completed the acquisition of Norbord in an all-stock transaction. Norbord’s OSB production further diversifies West Fraser’s product portfolio and expands our reach into the European market. For additional information, refer to the section titled “Norbord Acquisition” in our 2020 Management’s Discussion & Analysis (“2020 MD&A”).

Concurrent with the completion of the Norbord acquisition, the Common shares of West Fraser commenced trading on the New York Stock Exchange (“NYSE”) on February 1, 2021 under the symbol WFG. In addition, the trading symbol for the Common shares on the Toronto Stock Exchange (“TSX”) was changed to WFG on February 1, 2021.

On November 24, 2020, the U.S. Department of Commerce (“USDOC”) issued its final duty rates for the first Administrative Review (“AR”) Period of Investigation (“POI”) dated April 28, 2017 to December 31, 2018. The cash deposit rate for shipments is a combined 8.97%, which marks a significant decrease from the 23.56% deposit rate previously required by the USDOC. The AR2 for the 2019 fiscal period is continuing, and the USDOC has initiated AR3 for the 2020 fiscal period. Preliminary results for AR2 are expected in May 2021 and final results in November 2021. For additional information, refer to the section titled “Discussion & Analysis of Annual Results by Product Segment - Lumber - Softwood Lumber Dispute” in our 2020 MD&A.

Results Compared to Previous Periods

($ millions except earnings per share (“EPS”))	Q4-20	Q3-20	YTD-20	Q4-19	YTD-19
Sales	1,689	1,690	5,850	1,129	4,877
Adjusted EBITDA[1]	544	605	1,460	80	301
Operating earnings	515	487	1,098	(31)	(159)
Earnings	366	350	776	(42)	(150)
Basic EPS ($)	5.34	5.09	11.30	(0.61)	(2.18)
Adjusted earnings[1]	338	402	843	(11)	(21)
Adjusted basic EPS[1] ($)	4.92	5.85	12.27	(0.16)	(0.31)

1.

Throughout this news release, reference is made to Adjusted EBITDA, Adjusted earnings, Adjusted basic earnings per share, and liquidity (collectively “Non-IFRS measures”). For information on these Non-IFRS measures see below under the heading “Non-IFRS Measures”.

Operational Results

Our lumber segment generated operating earnings in the quarter of $503 million (Q3-20 - $454 million) and Adjusted EBITDA of $508 million (Q3-20 - $552 million). Current quarter operating earnings includes a $124 million duty recovery related to the AR1 duty rate finalization. Adjusted EBITDA, which excludes duties, declined due to lower lumber prices, a stronger Canadian dollar relative to the U.S. dollar, and higher SPF log costs resulting from increased Alberta stumpage rates. Higher SPF shipment volumes partially offset the decline. We remain encouraged by the progress we have seen with the capital that we have invested in the U.S. south.

Our panels segment generated operating earnings in the quarter of $57 million (Q3-20 - $47 million) and Adjusted EBITDA of $62 million (Q3-20 - $51 million). Increased plywood pricing and robust plywood demand positively impacted the panels segment earnings for the quarter, partially offset by a decrease in plywood, MDF, and LVL shipments and higher log costs from increased Alberta stumpage rates. The positive price variance increased Adjusted EBITDA by $26 million compared to the previous quarter.

Our pulp & paper segment generated an operating loss in the quarter of $36 million (Q3-20 - loss of $5 million) and Adjusted EBITDA of negative $26 million (Q3-20 - positive $5 million). Hinton pulp’s annual major maintenance and Quesnel pulp’s minor maintenance shutdowns occurred in the quarter resulting in significantly higher maintenance costs than the previous quarter. Despite this challenging quarter, the reliability of our Hinton pulp mill improved in 2020.

Outlook

We expect lumber production for 2021 to increase by approximately 340 MMfbm over 2020 production and reach approximately 6,300 MMfbm. Pulp production is expected to slightly improve in 2021.

Capital expenditures are expected to be roughly $550 million in 2021, including estimates for the acquired Norbord operations post-close. With respect to the acquired North American facilities, production at the previously curtailed mill in Chambord, Quebec, will resume in spring 2021. Our focus in 2021 is integrating our newly acquired OSB and panel operations and realizing gains from previous investments in capital.

The U.S. housing starts published in December 2020 remained strong and exceeded that of the previous two years. Industry forecasts for housing in 2021 are for continued strength of which our diversified products are well-positioned to supply. We expect continued improvement and sustainable growth as we execute on our capital improvement strategy.

Our results of operations for 2021 will incorporate the results of operations of Norbord effective February 1, 2021. As part of the acquisition of Norbord, we have assumed Norbord’s US$315 million senior notes due April 2023, bearing interest at 6.25% and US$350 million senior notes due July 2027, bearing interest at 5.75% (“Norbord Bonds”). Pursuant to the terms of the Norbord Bonds, we are required to make an offer to repurchase them at 101% of their principal amount, plus accrued and unpaid interest. Any Norbord Bonds not purchased under this offer will remain outstanding. Details of the offer will be provided in a notice of the offer to be mailed to the holders of the Norbord Bonds.

Normal Course Issuer Bid

West Fraser also announced today that it is proceeding with a normal course issuer bid (“NCIB”) for up to 6,044,000 Shares of the Company, representing approximately 5% of the issued and outstanding Shares. The Company has received approval from the TSX to commence this bid on February 17, 2021.

All purchases of Shares under the NCIB may be made on the TSX, at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-18 under the United States Securities Exchange Act of 1934 (the “Exchange Act”). Purchases may also be made through alternative trading systems in Canada and/or the United States, if eligible. The rules and policies of the TSX contain restrictions on the number of Shares that can be purchased under the NCIB, based on the average daily trading volumes on the TSX. Similarly, the safe harbor conditions of Rule 10b-18 under the Exchange Act impose certain limitations on the number of Shares that can be purchased on the NYSE per day.

As a result of the restrictions, subject to certain exceptions for block purchases, the maximum number of Shares which can be purchased per day during the NCIB on the TSX is 102,450 based on 25% of the average daily trading volume on the TSX for the prior six months (being 409,801 Shares on the TSX). Subject to certain exceptions for block purchases, the maximum number of Shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume on NYSE for the four calendar weeks preceding the date of purchase (which may not be commenced prior to March 1, 2021). Subject to regulatory requirements, the actual number of Shares purchased and the timing of such purchases, if any, will be determined by the Company having regard to future price movements and other factors. All Shares purchased by the Company under the NCIB will be cancelled.

The NCIB will terminate on February 16, 2022 or earlier if the maximum number of Shares authorized for repurchase under the NCIB have been purchased. The Company reserves the right to terminate the NCIB earlier if it feels it is appropriate to do so. The Company believes that the market price of its Shares at certain times may be attractive and that the repurchase of Shares at such market prices is an appropriate use of corporate funds and in the best interests of the Company.

Risks and Uncertainties

Risk and uncertainty disclosures are included under the heading “Risks and Uncertainties” in our 2020 MD&A. These risks and uncertainties include risks and uncertainties related to the business of Norbord, and the integration of the business of Norbord into our business.

MD&A

Our 2020 MD&A is available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.shtml under the Company’s profile.

Financial Information regarding Norbord

Norbord will be filing its audited financial statements for the year ended December 31, 2020 (“Norbord 2020 Audited Financial Statements”), its annual MD&A for the year ended December 31, 2020 (“Norbord 2020 MD&A”) and annual information form for the year ended December 31, 2020 (“Norbord 2020 AIF”) (together, the “Norbord Annual Filings”) on SEDAR and EDGAR concurrently or shortly following the dissemination of this news release. The Norbord Annual Filings include important information regarding the business of Norbord and the financial results of Norbord on a stand-alone basis in United States dollars for the year ended December 31, 2020. This news release does not include a discussion of the financial results or operations of Norbord for the year ended December 31, 2020, and investors are referred to Norbord’s Annual MD&A for this discussion. In addition, investors are referred to the Norbord 2020 AIF for information on Norbord’s business.

Responsibility Report

West Fraser’s full Environmental, Social, and Governance (ESG) Responsibility Report is available on the Company’s website at www.westfraser.com. This report reviews the Company’s key ESG topics, opportunities and performance and includes information aligned with the Sustainable Accounting Standards Board (SASB), Global Reporting Initiative (GRI), and the recommendations of the Task Force on Climate-Related Disclosures (TFCD).

Dividend Declared

The Board of Directors of the Company has declared a dividend of $0.20 per share on the Common shares and the Class B Common shares in the capital of the Company, payable on April 1, 2021 to shareholders of record on March 18, 2021.

Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends.

The Company

West Fraser is a diversified wood products company producing lumber, OSB, LVL, MDF, plywood, pulp, newsprint, wood chips, other residuals, and energy with facilities across Canada, in the southern United States and in Europe.

Conference Call

Representatives of West Fraser will hold a joint earnings call to discuss both West Fraser’s and Norbord’s 2020 fourth quarter and annual financial and operating results on Friday, February 12, 2021 at 8:30 a.m. Pacific Time (11:30 a.m. Eastern Time). To participate in the call, please dial: 1-888-390-0605 (toll-free North America) or 416-764-8609 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com. Please let the operator know you wish to participate in the joint West Fraser and Norbord earnings call chaired by Mr. Ray Ferris, President and Chief Executive Officer of the Company.

Following management’s discussion of the quarterly and annual results, investors and the analyst community will be invited to ask questions. The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com and on the Norbord website at www.norbord.com.

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, including Norbord, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, this news release contains forward-looking statements under the headings “Recent Developments” (regarding preliminary and finalization of AR2 duty rates), “Outlook” (regarding lumber and pulp production, capital expenditures, the integration of newly-acquired OSB and panel operations, resumption of production at the Chambord mill, U.S. housing starts and the benefits thereof, and the expansion of our operating footprint and global market reach), and “Normal Course Issuer Bid” (potential future purchases by West Fraser of its Shares pursuant to the NCIB).

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (1) the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the U.S., Canada, Europe and globally and consequential demand for our products; (3) risks inherent in our product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on our operations or the operations or demand of our suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines, securitization programs and/or other means of liquidity; (19) impact of future cross border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; (23) changes in government policy and regulation; and (24) integration of the Norbord business.

In addition, actual outcomes and results of these statements will depend on a number of factors, including those matters described under “Risks and Uncertainties” in our 2020 MD&A, and may differ materially from those anticipated or projected. This list of important factors affecting forward-looking statements is not exhaustive, and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward-looking statements, and we undertake no obligation to update or revise any forward-looking statements publicly, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.

Non-IFRS Measures

Throughout this news release, reference is made to Adjusted EBITDA, Adjusted earnings, Adjusted basic earnings per share, available liquidity, and total and net debt to total capital ratio (collectively “these Non-IFRS measures”). We believe that, in addition to earnings, these Non-IFRS measures are useful performance indicators for investors with regard to operating and financial performance. Adjusted EBITDA is also used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. These Non-IFRS measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of these Non-IFRS measures should be considered as an alternative to earnings, EPS, or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-IFRS measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-IFRS measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-IFRS measures used and presented by the Company to the most directly comparable IFRS measures is set out in our 2020 MD&A.

West Fraser Timber Co. Ltd.

Condensed Consolidated Balance Sheets

(in millions of Canadian dollars, except where indicated - unaudited)

	December 31 2020	December 31 2019
Assets
Current assets
Cash and short-term investments	$587	$16
Receivables	353	258
Income taxes receivable	10	135
Inventories (note 5)	735	729
Prepaid expenses	16	9

	1,701	1,147
Property, plant and equipment	2,110	2,140
Timber licences	473	493
Goodwill and other intangibles	753	772
Export duty deposits (note 10)	227	80
Other assets	44	26
Deferred income tax assets	12	10

	$5,320	$4,668

Liabilities
Current liabilities
Cheques issued in excess of funds on deposit	$—	$16
Operating loans	—	374
Payables and accrued liabilities	495	396
Current portion of long-term debt	10	10
Current portion of reforestation and decommissioning obligations	44	41
Income taxes payable	124	—

	673	837
long-term debt	637	650
Other liabilities	519	454
Deferred income tax liabilities	336	253

	2,165	2,194

Shareholders’ Equity
Share capital	484	483
Accumulated other comprehensive earnings	105	132
Retained earnings	2,566	1,859

	3,155	2,474

	$5,320	$4,668

Number of Common shares and Class B Common shares outstanding at February 11, 2021 was 123,163,635.

West Fraser Timber Co. Ltd.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in millions of Canadian dollars, except where indicated - unaudited)

	October 1 to December 31		January 1 to December 31
	2020	2019	2020	2019
Share capital
Balance - beginning of period	$484	$483	$483	$491
Issuance of Common shares	—	—	1	1
Repurchase of Common shares	—	—	—	(9)

Balance - end of period	$484	$483	$484	$483

Accumulated other comprehensive earnings
Balance - beginning of period	$151	$146	$132	$170
Translation loss on foreign operations	(46)	(14)	(27)	(38)

Balance - end of period	$105	$132	$105	$132

Retained earnings
Balance - beginning of period	$2,181	$1,952	$1,859	$2,235
Actuarial gain (loss) on post-retirement benefits	33	(37)	(14)	(99)
Repurchase of Common shares	—	—	—	(72)
Earnings for the period	366	(42)	776	(150)
Dividends	(14)	(14)	(55)	(55)

Balance - end of period	$2,566	$1,859	$2,566	$1,859

Shareholders’ Equity	$3,155	$2,474	$3,155	$2,474

West Fraser Timber Co. Ltd.

Condensed Consolidated Statements of Earnings and Comprehensive Earnings

(in millions of Canadian dollars, except where indicated - unaudited)

	October 1 to December 31		January 1 to December 31
	2020	2019	2020	2019
Sales	$1,689	$1,129	$5,850	$4,877

Costs and expenses
Cost of products sold	896	830	3,434	3,652
Freight and other distribution costs	182	166	709	713
Export duties, net (note 10)	(47)	35	79	162
Amortization	71	66	272	259
Selling, general and administration	67	53	247	211
Equity-based compensation	5	2	11	6
Restructuring and impairment charges	—	8	—	33

	1,174	1,160	4,752	5,036

Operating earnings	515	(31)	1,098	(159)
Finance expense, net	3	(13)	(37)	(49)
Other (note 6)	(17)	(2)	(19)	(11)

Earnings before tax	501	(46)	1,042	(219)
Tax recovery (provision) (note 7)	(135)	4	(266)	69

Earnings	$366	$(42)	$776	$(150)

Earnings per share (dollars) (note 8)
Basic	$5.34	$(0.61)	$11.30	$(2.18)
Diluted	$5.34	$(0.61)	$11.30	$(2.34)

Comprehensive earnings
Earnings	$366	$(42)	$776	$(150)
Other comprehensive earnings
Translation loss on foreign operations	(46)	(14)	(27)	(38)
Actuarial gain (loss) on post-retirement benefits	33	(37)	(14)	(99)

Comprehensive earnings	$353	$(93)	$735	$(287)

West Fraser Timber Co. Ltd.

Condensed Consolidated Statements of Cash Flows

(in millions of Canadian dollars, except where indicated - unaudited)

	October 1 to December 31		January 1 to December 31
Cash provided by (used in)	2020	2019	2020	2019
Operating activities
Earnings	$366	$(42)	$776	$(150)
Adjustments
Amortization	71	66	272	259
Restructuring and impairment charges	—	8	—	33
Restructuring charges paid	—	(1)	—	(7)
Finance expense, net	(3)	13	37	49
Exchange loss on long-term financing	3	1	1	3
Exchange loss on export duty deposits	8	2	5	4
Export duty deposits	(118)	(3)	(136)	(5)
Post-retirement expense	25	20	100	80
Contributions to post-retirement benefit plans	(25)	(24)	(66)	(85)
Tax provision (recovery)	135	(4)	266	(69)
Income taxes received (paid)	(44)	23	59	(62)
Other	1	2	(1)	—
Changes in non-cash working capital
Receivables	54	38	(106)	70
Inventories	(67)	(76)	(9)	51
Prepaid expenses	2	9	(7)	5
Payables and accrued liabilities	(43)	8	104	(61)

	365	40	1,295	115

Financing activities
Proceeds from (repayment of) operating loans	—	61	(377)	314
Finance expense paid	(12)	(16)	(41)	(43)
Repurchase of Common shares	—	—	—	(81)
Dividends	(14)	(14)	(55)	(55)
Other	—	—	(3)	(5)

	(26)	31	(476)	130

Investing activities
Additions to capital assets	(62)	(87)	(241)	(410)
Government assistance	4	—	5	5
Proceeds from disposal of capital assets	1	2	14	14
Other	—	(2)	—	—

	(57)	(87)	(222)	(391)

Change in cash	282	(16)	597	(146)
Foreign exchange effect on cash	(8)	3	(10)	(1)
Cash - beginning of period	313	13	—	147

Cash - end of period	$587	$—	$587	$—

Cash consists of
Cash and short-term investments			$587	$16
Cheques issued in excess of funds on deposit			—	(16)

			$587	$—

West Fraser Timber Co. Ltd.

Notes to Condensed Consolidated Interim Financial Statements

(figures are in millions of dollars, except where indicated - unaudited)

1.	Nature of operations

West Fraser Timber Co. Ltd. (“West Fraser”, “we”, “us” or “our”) is a diversified wood products company producing lumber, LVL, MDF, plywood, pulp, newsprint, wood chips, other residuals and energy with facilities in western Canada and the southern United States. Our executive office is located at 858 Beatty Street, Suite 501, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol WFT.

As disclosed in the subsequent event note 11, on February 1, 2021, West Fraser completed the acquisition of Norbord Inc. (the “Acquisition”), listed its shares on the New York Stock Exchange (“NYSE”) and began trading under the symbol WFG. At the same time, the symbol on the TSX was also changed to WFG.

2.	Basis of presentation and statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board and use the same accounting policies and methods of their application as the December 31, 2020, annual audited consolidated financial statements. These condensed consolidated interim financial statements should be read in conjunction with our 2020 annual audited consolidated financial statements.

3.	Use of estimates and judgments and Coronavirus (“COVID-19”)

Financial statement preparation requires management to use accounting estimates and make judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The estimates and underlying assumptions are based on historical experience and other factors, including expectations of future events that are considered to be reasonable under the circumstances.

Given the ongoing and dynamic nature of the COVID-19 outbreak, it is challenging to predict the impact on our Company. The extent of such impact will depend on future developments, which are highly uncertain, including the resurgence of COVID-19 as restrictions are eased or lifted, new information that may emerge concerning the spread and severity of COVID-19, and actions taken to address its impact, among others. It is difficult to predict how this virus may affect our business in the future, including its effect (positive or negative; long or short term) on the demand and price for our products. It is possible that COVID-19, particularly if it has a prolonged duration, could have a material adverse effect on our supply chain, market pricing, customer demand, and distribution networks. These factors may further impact our operating plans, business, financial condition, liquidity, and operating results, which would, in turn, affect our estimates, including the valuation of inventories, allowance for expected credit losses, fair value measurements, the valuation of long-lived assets, and cash flow projections used for impairment testing. Actual results may materially differ from these estimates.

4.	Seasonality of operations

Our operating results are subject to seasonal fluctuations that impact quarter-to-quarter comparisons. Log availability has a direct impact on our operations. We build up log inventory in Canada during the winter to sustain our lumber and plywood production during the second quarter when logging is curtailed due to wet and inaccessible land conditions. Extreme weather conditions, wildfires in Western Canada and hurricanes in the U.S. south may periodically affect operations, including logging, manufacturing and transportation. Consequently, interim operating results may not proportionately reflect operating results for a full year.

5.	Inventories

Inventories at December 31, 2020 were subject to a valuation reserve of $3 million (September 30, 2020 - $2 million; December 31, 2019 - $39 million) to reflect net realizable value being lower than cost.

6.	Other

	October 1 to December 31		January 1 to December 31
	2020	2019	2020	2019
Foreign exchange loss on working capital	$(10)	$(3)	$(8)	$(7)
Foreign exchange loss on intercompany financing[1]	(33)	(14)	(13)	(36)
Foreign exchange gain on long-term debt	30	13	12	33
Foreign exchange loss on export duty deposits receivable	(8)	(2)	(5)	(4)
Insurance gain on involuntary disposal of equipment[2]	—	—	7	4
Gain (loss) on interest rate swap contracts	1	1	(5)	(3)
Power Purchase dispute[3]	1	—	(7)	—
Other	2	3	—	2

	$(17)	$(2)	$(19)	$(11)

1.

Foreign exchange relates to financing provided to our U.S. operations of US$550 million from January to the beginning of November 2020 and US$539 million thereafter (2019 - US$550 million). IAS 21 requires that the exchange gain or loss be recognized through earnings as the financing is not considered part of our permanent investment in our U.S. subsidiaries. The balance sheet amounts, and related financing expenses are eliminated in these consolidated financial statements.

2.

The 2020 gain represents insurance proceeds related to the settlement of WestPine’s 2016 involuntary disposal of equipment. The 2019 gain represents insurance gain related to the 2017 involuntary disposal of equipment at our 50%-owned NBSK plant in Quesnel, B.C.

3.

In 2020, as a result of certain administrative proceedings, we determined that a liability related to certain retroactive adjustments to charges under a purchase power agreement, terminated in 2016, should be recorded as a contingent liability. Although we dispute responsibility for such retroactive adjustments and the associated liability, we have accrued $7 million for such contingent liability. However, recognizing the expense does not prejudice our position that the liability is not our responsibility.

7.	Tax provision

The tax provision differs from the amount that would have resulted from applying the British Columbia statutory income tax rate to earnings before tax as follows:

	October 1 to December 31		January 1 to December 31
	2020	2019	2020	2019
Income tax recovery (expense) at statutory rate of 27%	$(135)	$12	$(281)	$59
Non-taxable amounts	(5)	(1)	(7)	2
Rate differentials between jurisdictions and on specified activities	11	(1)	28	(3)
Decrease in Alberta provincial tax rate[1]	—	1	—	18
Other	(6)	(7)	(6)	(7)

Tax recovery (provision)	$(135)	$4	$(266)	$69

1.

Represents the re-measurement of deferred income tax assets and liabilities for the Alberta tax rate reduction from 12% to 8% initially to be phased in over four years. On December 9, 2020, the Alberta government substantially enacted an expedited rate reduction to 8% effective July 1, 2020, but this had no impact on our 2020 tax provision as it was previously recognized.

8.	Earnings per share

Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.

Diluted earnings per share is calculated based on earnings available to Common shareholders adjusted to remove the actual share option expense (recovery) charged to earnings and after deducting a notional charge for share option expense assuming the use of the equity-settled method, as set out below. The diluted weighted average number of shares is calculated using the treasury stock method. When earnings available to Common shareholders for diluted earnings per share are greater than earnings available to Common shareholders for basic earnings per share, the calculation is anti-dilutive and diluted earnings per share are deemed to be the same as basic earnings per share.

	October 1 to December 31		January 1 to December 31
	2020	2019	2020	2019
Earnings
Basic	$366	$(42)	$776	$(150)
Share option expense (recovery)	20	3	27	(8)
Equity-settled share option adjustment	—	—	(3)	(4)

Diluted	$386	$(39)	$800	$(162)

Weighted average number of shares (thousands)
Basic	68,677	68,661	68,672	68,882
Share options	349	232	191	290

Diluted	69,026	68,893	68,863	69,172

Earnings per share (dollars)
Basic	$5.34	$(0.61)	$11.30	$(2.18)
Diluted	$5.34	$(0.61)	$11.30	$(2.34)

9.	Segmented information

	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
October 1, 2020 to December 31, 2020
Sales
To external customers	$1,289	$194	$206	$—	$1,689
To other segments	31	3	—	(34)	—

	$1,320	$197	$206	$(34)	$1,689

Cost of products sold	(637)	(113)	(180)	34	(896)
Freight and other distribution costs	(127)	(14)	(41)	—	(182)
Export duties, net	47	—	—	—	47
Amortization	(52)	(5)	(10)	(4)	(71)
Selling, general and administration	(48)	(8)	(11)	—	(67)
Equity-based compensation	—	—	—	(5)	(5)

Operating earnings	$503	$57	$(36)	$(9)	$515
Finance expense, net	7	(1)	(3)	—	3
Other	(11)	(1)	(5)	—	(17)

Earnings before tax	$499	$55	$(44)	$(9)	$501

October 1, 2019 to December 31, 2019
Sales
To external customers	$757	$140	$232	$—	$1,129
To other segments	28	2	—	(30)	—

	$785	$142	$232	$(30)	$1,129

Cost of products sold	(573)	(108)	(179)	30	(830)
Freight and other distribution costs	(106)	(15)	(44)	(1)	(166)
Export duties, net	(35)	—	—	—	(35)
Amortization	(49)	(5)	(11)	(1)	(66)
Selling, general and administration	(37)	(6)	(10)	—	(53)
Equity-based compensation	—	—	—	(2)	(2)
Restructuring and impairment charges	(8)	—	—	—	(8)

Operating earnings	$(23)	$8	$(12)	$(4)	$(31)
Finance expense, net	(10)	(1)	(3)	1	(13)
Other	(4)	—	3	(1)	(2)

Earnings before tax	$(37)	$7	$(12)	$(4)	$(46)

	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
January 1, 2020 to December 31, 2020
Sales
To external customers	$4,359	$624	$867	$—	$5,850
To other segments	132	10	—	(142)	—

	$4,491	$634	$867	$(142)	$5,850

Cost of products sold	(2,513)	(408)	(655)	142	(3,434)
Freight and other distribution costs	(485)	(55)	(169)	—	(709)
Export duties, net	(79)	—	—	—	(79)
Amortization	(201)	(16)	(42)	(13)	(272)
Selling, general and administration	(171)	(30)	(43)	(3)	(247)
Equity-based compensation	—	—	—	(11)	(11)

Operating earnings	$1,042	$125	$(42)	$(27)	$1,098
Finance expense, net	(24)	(4)	(8)	(1)	(37)
Other	(5)	7	(11)	(10)	(19)

Earnings before tax	$1,013	$128	$(61)	$(38)	$1,042

January 1, 2019 to December 31, 2019
Sales
To external customers	$3,317	$594	$966	$—	$4,877
To other segments	125	11	—	(136)	—

	$3,442	$605	$966	$(136)	$4,877

Cost of products sold	(2,588)	(466)	(734)	136	(3,652)
Freight and other distribution costs	(477)	(63)	(173)	—	(713)
Export duties, net	(162)	—	—	—	(162)
Amortization	(196)	(16)	(43)	(4)	(259)
Selling, general and administration	(146)	(25)	(39)	(1)	(211)
Equity - based compensation	—	—	—	(6)	(6)
Restructuring and impairment charges	(33)	—	—	—	(33)

Operating earnings	$(160)	$35	$(23)	$(11)	$(159)
Finance expense, net	(35)	(4)	(10)	—	(49)
Other	(7)	—	4	(8)	(11)

Earnings before tax	$(202)	$31	$(29)	$(19)	$(219)

Adjusted EBITDA by segment

Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, export duties, equity-based compensation, restructuring and impairment charges, and other.

The following table reconciles Adjusted EBITDA by segment to the most directly comparable IFRS measures.

Quarterly Adjusted EBITDA by segment

October 1, 2020 to December 31, 2020	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	$499	$55	$(44)	$(9)	$501
Add (deduct): Finance expense, net	(7)	1	3	—	(3)
Add: Amortization	52	5	10	4	71
Add: Equity-based compensation	—	—	—	5	5
Deduct: Export duties, net	(47)	—	—	—	(47)
Add: Other	11	1	5	—	17

Adjusted EBITDA by segment	$508	$62	$(26)	$—	$544

October 1, 2019 to December 31, 2019	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	$(37)	$7	$(12)	$(4)	$(46)
Add (deduct): Finance expense, net	10	1	3	(1)	13
Add: Amortization	49	5	11	1	66
Add: Equity-based compensation	—	—	—	2	2
Add: Export duties, net	35	—	—	—	35
Add: Restructuring and impairment charges	8	—	—	—	8
Add (deduct): Other	4	—	(3)	1	2

Adjusted EBITDA by segment	$69	$13	$(1)	$(1)	$80

Annual Adjusted EBITDA by segment

January 1, 2020 to December 31, 2020	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	$1,013	$128	$(61)	$(38)	$1,042
Add: Finance expense, net	24	4	8	1	37
Add: Amortization	201	16	42	13	272
Add: Equity-based compensation	—	—	—	11	11
Add: Export duties, net	79	—	—	—	79
Add (deduct): Other	5	(7)	11	10	19

Adjusted EBITDA by segment	$1,322	$141	$—	$(3)	$1,460

January 1, 2019 to December 31, 2019	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	$(202)	$31	$(29)	$(19)	$(219)
Add: Finance expense, net	35	4	10	—	49
Add: Amortization	196	16	43	4	259
Add: Equity-based compensation	—	—	—	6	6
Add: Export duties, net	162	—	—	—	162
Add: Restructuring and impairment charges	33	—	—	—	33
Add (deduct): Other	7	—	(4)	8	11

Adjusted EBITDA by segment	$231	$51	$20	$(1)	$301

The geographic distribution of external sales is as follows1:

	October 1 to December 31		January 1 to December 31
	2020	2019	2020	2019
Canada	$344	$213	$1,140	$979
United States	1,152	684	3,824	2,890
China	138	153	627	650
Other Asia	49	71	233	321
Other	6	8	26	37

	$1,689	$1,129	$5,850	$4,877

1.	Sales distribution is based on the location of product delivery.

10.	Countervailing (“CVD”) and antidumping (“ADD”) duty dispute

Additional details can be found in note 25 “Countervailing (“CVD”) and antidumping (“ADD”) duty dispute” of our 2020 annual audited consolidated financial statements.

Developments in CVD and ADD rates

On April 24, 2017, the U.S. Department of Commerce (“USDOC”) issued its preliminary determination in the CVD investigation, and on June 26, 2017, the USDOC issued its preliminary determination in the ADD investigation. On December 4, 2017, the duty rates were revised. On November 24, 2020, the USDOC finalized these rates based on its first Administrative Review (“AR”) of the first Period of Investigation (“POI”).

Effective November 30, 2020 for ADD and December 1, 2020 for CVD, shipments from Canada to the U.S. were subject to the new cash deposit rate of 7.57% for CVD and 1.40% for ADD.

Impact on earnings

The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement.

	October 1 to December 31		January 1 to December 31
	2020	2019	2020	2019
Cash deposits paid[1]	$(70)	$(38)	$(215)	$(167)
Adjust to West Fraser Estimated ADD rate[2]	(7)	3	12	5

Effective export duties expense for period[3]	$(77)	$(35)	$(203)	$(162)
Export duties recovery attributable to AR1[4]	124	—	124	—

Export duties, net	$47	$(35)	$(79)	$(162)

Interest income on duty deposits attributable to West Fraser Estimated rate adjustments	$—	$1	$2	$4
Interest income on the AR1 duty deposits receivable[5]	14	—	14	—

Interest income on duty deposits	$14	$1	$16	$4

1.	Represents combined CVD and ADD cash deposit rate of 23.56% from January 1, 2019 to November 30, 2020, and 8.97% from December 1 to December 31, 2020.
2.	Represents adjustment to West Fraser Estimated ADD rate of 3.40% for 2020 and 4.65% for 2019.
3.

The total represents the combined CVD cash deposit rate and West Fraser Estimated ADD rate of 21.39% from October 1 to November 30, 2020, 10.97% from December 1 to December 31, 2020 and 22.64% for 2019.

4.	$124 million represents the true-up to the final AR1 duty rates for the 2017 and 2018 POI.
5.	$14 million represents interest income accrued on the $124 million duty deposit receivable.

Impact on the balance sheet

Export duty deposits receivable

	January 1 to December 31	January 1 to December 31
	2020	2019
Beginning balance	$80	$75
Export duties recognized as long-term duty deposits receivable in consolidated balance sheets	136	5
Interest recognized on the long-term duty deposits receivable	16	4
Exchange on the long-term duty deposits	(5)	(4)

Ending balance	$227	$80

11.	Subsequent event

We completed the acquisition of 100% of the issued and outstanding shares of Norbord Inc. (“Norbord”) on February 1, 2021 (the “Acquisition”). The Norbord shareholders received 0.675 of a Common share for each Norbord Common share held. We issued 54,484,188 Common shares to the shareholders of Norbord in connection with this Acquisition, and Norbord is now a wholly owned subsidiary of West Fraser. The value of the shares issued in consideration of the transaction is $4.5 billion, based on West Fraser’s January 29, 2020 closing price of $81.94 per share multiplied by 54,484,188 Common shares issued.

On the completion of the Acquisition, we issued replacement share purchase options (the “Replacement Options”) in exchange for share purchase options that were outstanding under Norbord’s stock option plans. In total, an additional 887,966 Common shares have become issuable on the exercise of these Replacement Options. These Replacement Options continue with their original vesting schedule and exercise price (as adjusted in accordance with the exchange ratio under the Acquisition).

Concurrent with the closing of the Acquisition, we amended our $850 million revolving credit facility to accommodate the new subsidiaries acquired. In addition, our $150 million revolving credit facility was replaced with a US$450 million revolving credit facility that matures on April 9, 2024.

At the closing of the Acquisition, Norbord terminated its revolving credit facilities and accounts receivable securitization facilities. As part of the Acquisition, we assumed Norbord’s US$315 million senior notes due April 2023, bearing interest at 6.25% and US$350 million senior notes due July 2027, bearing interest at 5.75% (the “Norbord bonds”). Pursuant to the terms of the Norbord Bonds, we are required to make an offer to repurchase the Norbord Bonds at 101% of their principal amount, plus accrued and unpaid interest. Any Norbord Bonds not purchased under this offer will remain outstanding. Details of the offer will be provided in a notice of the offer to be mailed to the holders of the Norbord Bonds.

On February 1, 2021, our Common shares commenced trading on the NYSE and began trading under the symbol WFG. At the same time, our stock symbol on the TSX was changed to WFG. It was determined that as a result of the transaction, the functional currency of West Fraser’s Canadian operations has become the U.S. dollar and West Fraser has also determined that a change in reporting currency to the U.S. dollar is appropriate. Starting with first quarter 2021 results, West Fraser will report its results in U.S. dollars. We began consolidating the operating results, cash flows and net assets of Norbord from February 1, 2021 onwards. As the Acquisition closed on February 1, 2021, we will undertake to allocate the purchase price to the assets and liabilities acquired. We will disclose a preliminary purchase price allocation in our first quarter 2021 interim financial statements.

FOR MORE INFORMATION

West Fraser Investors:

Chris Virostek

Chief Financial Officer

Tel. (604) 895-2700

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

West Fraser Media:

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com